EXHIBIT 99.1

EXPLANATION OF RESPONSES
(1)
 On December 14, 2023, Grace Software Cross Fund Holdings, LLC (“Grace”) distributed an aggregate of 103,855 shares of common stock of Udemy, Inc. (the “Issuer”), par value $0.00001 per share (the “Shares”) to its members on a pro rata basis in accordance with their respective ownership interests as determined in accordance with its limited liability company agreement (the “Grace Distribution”). The respective members of Grace did not furnish any consideration in exchange for Shares received in connection with the Grace Distribution.

(2)
In connection with the Grace Distribution, Insight Partners XI (Class A), L.P. (“IP XI Class A”), an entity controlled by Insight Holdings Group, LLC (“Holdings”), acquired direct ownership of 4,195 Shares, with no consideration being paid in connection therewith. On December 14, 2023, IP XI Class A distributed 4,195 Shares pro rata to its partners in accordance with their respective ownership interests as determined in accordance with its limited partnership agreement. The partners of  IP XI Class A did not furnish any consideration in exchange for the Shares received in connection with such distribution.

(3)	Held directly by Grace Software Cross Fund Holdings, LLC.
(4)	Held directly by Insight Partners Public Equities Master Fund, L.P.